UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Community Financial Shares, Inc.

(Name of Issuer)

Common Stock (no par value per share)

(Title of Class of Securities)

20366P100

(CUSIP Number of Class of Securities)

Gregory S. Konzal

Wellington Management Company, LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 790-7741

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20366P100		SCHEDULE 13D

1.	Name of Reporting Person: Ithan Creek Master Investors (Cayman) L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 664,067(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 664,067(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 664,067(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(2)

14.	Type of Reporting Person PN

(1)   Represents 664,067 shares of common stock issuable upon conversion of shares of the Issuer’s Series C Convertible Noncumulative Perpetual Preferred Stock (“Series C Preferred Stock”).

(2)   Based on 6,043,688 shares of common stock issued and outstanding as of May 6, 2013 plus 664,067 shares of common stock issuable upon conversion of shares of Series C Preferred Stock.

CUSIP No. 20366P100		SCHEDULE 13D

1.	Name of Reporting Person: Ithan Creek Investors USB, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 664,067(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 664,067(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 664,067(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(2)

14.	Type of Reporting Person OO

(1)   Represents 664,067 shares of common stock issuable upon conversion of shares of Series C Preferred Stock.

(2)   Based on 6,043,688 shares of common stock issued and outstanding as of May 6, 2013 plus 664,067 shares of common stock issuable upon conversion of shares of Series C Preferred Stock.

CUSIP No. 20366P100	SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends Items 1, 4, 5 and 7 of the Schedule 13D filed on January 25, 2013 (the “Original Schedule 13D” and together with Amendment No. 1, the “Schedule 13D”), by Ithan Creek Master Investors (Cayman) L.P. and Ithan Creek Investors USB, LLC  with respect to the common stock of Community Financial Shares, Inc. (the “Company”).  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.  Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

Item1 is hereby amended and restated as follows:

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Community Financial Shares, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

On June 13, 2013, the stockholders of the Company approved an amendment to the Certificate of Designations for the Company’s Series C Preferred Stock to include conversion blockers that prevent a holder of the Series C Preferred Stock from converting shares of the Series C Preferred Stock into Common Stock to the extent (but only to the extent) that such conversion would result in the holder, or any of its affiliates, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) more than 9.9% or 4.9%, as applicable, of the Company’s outstanding Common Stock.  The amendment became effective upon the Company’s filing of the Amended and Restated Certificate of Designations for the Series C Preferred Stock with the Delaware Secretary of State on June 14, 2013.  Pursuant to the terms of the Amended and Restated Certificate of Designations for the Series C Preferred Stock, the 9.9% conversion blocker (the “9.9% Conversion Blocker”) is applicable to the Reporting Persons and their affiliates because Ithan LLC purchased shares of both Series C Preferred Stock and Series D Preferred Stock pursuant to the Securities Purchase Agreement.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated as follows:

(a) and (b)             As of the date hereof:

(i)            Ithan LLC is the beneficial owner of 664,067 shares of Common Stock which are issuable upon conversion of shares of Series C Preferred Stock. Such shares represent beneficial ownership of 9.9% of the Common Stock, based on 6,043,688 shares of Common Stock issued and outstanding as of May 6, 2013.  The foregoing excludes (i) 843,033 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by Ithan LLC and (ii) 505,800 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock held by Ithan LLC because of the 9.9% Conversion Blocker and the Ownership

CUSIP No. 20366P100	SCHEDULE 13D

Limit noted in Item 4 of this Schedule 13D.  Without the 9.9% Conversion Blocker and the Ownership Limitation, Ithan LLC would be deemed to beneficially own 2,012,900 shares of Common Stock.  With respect to the shares beneficially owned, Ithan LLC may be deemed to share the power to vote and direct the disposition of such shares with the (i) Ithan LP, (ii) Wellington Hedge Management, LLC, a Massachusetts limited liability company and the Managing general partner of Ithan LP (“WHM”), (iii) Wellington Management Investment, Inc., a Delaware corporation and the managing member of WHM (“WMI”) and (iv) Wellington Management Company, LLP, a Massachusetts limited liability partnership that is the investment adviser to Ithan LLC and Ithan LP (“Wellington Management”).

(ii)           Ithan LP, in its capacity as sole member and manager of Ithan LLC, may be deemed to be the beneficial owner of 664,067 shares of Common Stock which are issuable upon conversion of shares of Series C Preferred Stock. Such shares represent beneficial ownership of 9.9% of the Common Stock, based on 6,043,688 shares of Common Stock issued and outstanding as of May 6, 2013.  The foregoing excludes (i) 843,033 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by Ithan LLC and (ii) 505,800 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock held by Ithan LLC because of the 9.9% Conversion Blocker and the Ownership Limit noted in Item 4 of this Schedule 13D. Without the 9.9% Conversion Blocker and the Ownership Limitation, Ithan LP would be deemed to beneficially own 2,012,900 shares of Common Stock.  With respect to the shares beneficially owned, Ithan LP may be deemed to share the power to vote and direct the disposition of such shares with Ithan LLC, WHM, WMI and Wellington Management.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1

Securities Purchase Agreement, dated as of November 13, 2012, between the Issuer and the purchasers identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 14, 2012).

Exhibit 2

Registration Rights Agreement, dated as of November 13, 2012, between the Issuer and the purchasers identified therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 14, 2012).

Exhibit 3

Amended and Restated Certificate of Designations of the Powers, Preferences and Rights of the Series C Preferred Stock (incorporated by reference to Appendix D to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed by the Issuer with the SEC on April 29, 2013).

Exhibit 4	Certificate of Designations of the Powers, Preferences and Rights of the Series D Preferred Stock (incorporated by reference to Exhibit 4.2 to the

CUSIP No. 20366P100	SCHEDULE 13D

Current Report on Form 8-K filed by the Issuer with the SEC on December 26, 2012).

Exhibit 5	Joint Filing Agreement, dated January 25, 2013 (Previously Filed).

CUSIP No. 20366P100	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2013

ITHAN CREEK MASTER INVESTORS
(CAYMAN) L.P.

	By:	Wellington Hedge Management, LLC,
Its General Partner

		By:	/s/ Gregory S. Konzal
		Name:	Gregory S. Konzal
		Title:	Vice President

ITHAN CREEK INVESTORS USB, LLC

	By:	/s/ Gregory S. Konzal
	Name:	Gregory S. Konzal
	Title:	Authorized Person